January 12, 2024
Jee Yeon Ahn
Office of Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
    RE:    Discover Financial Services
        Form 10-K for Fiscal Year Ended December 31, 2022
        File No. 001-33378
Dear Ms. Ahn:
We are in receipt of the letter, dated December 28, 2023 to me as CFO of Discover Financial Services (“Discover”, the “Company," "we," "our," "us") from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the above-referenced filing.

To assist in your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter in italics, followed by our responses.

Form 10-K for the Fiscal Year Ended December 31, 2022
Risk Management, page 11
1.For each material provision under the terms of the consent order with the FDIC, please revise future filings to discuss the actions you have taken or plan to take to comply with the provisions of the consent order and the current status of your compliance for each of the action items. In this regard we note that some dates listed in the consent order, such as 30 days and 75 days after the effective date of the order, appear to have already passed. Please ensure you address each of the following:
•the list of the requirements imposed by the consent order on the board of directors;
•corporate governance review mandated by the consent order;
•board's oversight as to the consumer compliance program review and assessment, consumer compliance program report, and consumer compliance revision plan; and
•board’s oversight as to the compliance vendor management review program.
Please provide us with your proposed disclosure addressing the described implications of the consent order.

The consent order issued on September 25, 2023, by the Federal Deposit Insurance Corporation (“FDIC”) addresses shortcomings in the compliance management system for consumer protection laws and related matters of Discover Bank, a subsidiary of the Company. The Company’s Board and management are committed to rectifying the deficiencies the FDIC has identified and to reinforcing a sustainable culture of good governance and compliance. Prior to the consent order, we had already begun strengthening the Company’s compliance and governance systems and have since been taking action on the requirements in the FDIC consent order. The actions completed to date, taken together with actions previously undertaken to improve and enhance our compliance management system and enhance related corporate governance, address multiple consent order objectives, however, many provisions require longer term implementation. While the consent order did not contain any monetary penalties or fines, it has resulted in increased spending related to these initiatives. We have highlighted the increased spending related to this work in our periodic reporting with the Commission and will continue to disclose this information along with the detail requested by comment #2 below.

The disclosures in the Company’s reports filed with the Commission are prepared in accordance with applicable U.S. securities laws and regulations, including with respect to materiality. Resolution of the matters covered by the FDIC consent order will involve incremental time, effort and Company resources. At this time, we do not believe that any provisions of, or requirements under, the consent order, individually or collectively, including requirements related to board oversight, are or will be material for SEC reporting purposes.

Progress on remediation and whether individual requirements have been satisfied is judged by the regulators and is discerned through ongoing feedback and supervisory activity. If compliance issues were to arise under the consent order that were material to Discover, we would expect to seek FDIC consent, under the FDIC’s rules prohibiting disclosure of confidential supervisory information, to make an appropriate disclosure.

Consistent with what we believe to be meaningful to investors, we intend to supplement our disclosures on the implications of the consent order to include additional details, including a general update on timing. In our Form 10-K for the year ended December 31, 2023, we intend to include language substantially similar to the following:

On September 25, 2023, following the consent of the Board of Directors of Discover Bank, the FDIC issued a consent order (“consent order”) to Discover Bank, a subsidiary of the Company. The consent order addresses shortcomings in Discover Bank’s compliance management system for consumer protection laws and related matters. The consent order does not contain any monetary penalties or fines. As part of the consent order, Discover Bank agreed to improve its consumer compliance management system and enhance related corporate governance and enterprise risk management practices, and increase the level of Board oversight over such matters. Discover Bank has been taking significant steps to strengthen the organization’s compliance management system and address the other issues identified in the consent order. In addition, Discover added two new independent directors with significant banking experience to the Boards of Discover and Discover Bank in the third quarter of 2023.

Management and the Board are committed to meeting all the requirements of the consent order. Discover Bank is working diligently to complete items required by the consent order. This includes having retained third party consultants to conduct independent reviews and the submission of action plans to the FDIC by the required deadlines for review and feedback. The actions completed to date, taken together with actions previously undertaken to improve and enhance its compliance management system and enhance related corporate governance, address multiple consent order objectives, however, many provisions require longer term implementation. Depending on regulatory feedback, the timing of approvals and sustainability periods, necessary work is not likely to be completed until at least 2025.

The proposed supplemental disclosures above would be updated to reflect the state of progress as of the date of the 2023 Form 10-K filing.

2.In future filings, please address the extent to which you have modified or adapted your risk management policies and procedures due to material changes in the size, complexity, or regulatory or supervisory treatment of your organization. We note your disclosure on page 13 that your risk committee has formed and designated a number of sub-committees to assist it in carrying out its responsibilities. Revise future filings to describe the roles and makeup of these sub-committees in more detail. In particular, discuss the board and management's responsibilities in managing each key risk identified. For example, address any modifications to risk management policies implemented as the result of the FDIC consent order.

We acknowledge these comments and will enhance our disclosures pertaining to risk management accordingly, commencing with our Form 10-K for the year ended December 31, 2023.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 75
3.We note your disclosure here that net interest income sensitivity simulations require various assumptions regarding market conditions, consumer behavior and the growth and composition of your balance sheet. Please tell us and revise future filings to disclose the key assumptions and parameters that are necessary to understand the disclosure made for purpose of your interest rate sensitivity analysis. Also, please tell us how you determined that presenting a sensitivity analysis covering a 100 basis point increase or decrease in rates was appropriate, given the overall movement of interest rates since the Federal Reserve began increasing its target rates.
In response to the Staff’s comment, the Company will provide further disclosure about the assumptions and parameters used in our interest rate sensitivity analysis. In our Form 10-K for the year ended December 31, 2023, we expect to include incremental language to enhance the description of our rate sensitivity analysis substantially similar to the following:

Our view of market conditions utilizes the implied forward interest rate projection at the beginning of our analysis horizon. This view serves as the base for interest rate risk simulations. We apply rate shocks to the base implied forward curve to measure our overall interest rate sensitivity position. On at least a quarterly basis, we create a corporate forecast that incorporates receivable growth and seasonality. The appropriate level of funding is projected and utilizes a diverse mix of instruments with issuance based on expected market conditions. At the same time, optimal levels of liquidity are maintained in accordance with internal guidelines.

We have consistently presented 100 basis point increases and decreases in our interest rate sensitivity disclosures. We believe this is appropriate for several reasons. First, using the same rate shock each period provides a consistent benchmark from which a reader of our financial statements can evaluate any changes over time in the sensitivity of our earnings to rate shocks. Second, we have observed that a 100 basis point change is commonly used among financial institutions and therefore its use facilitates comparison of our rate sensitivity with that of peer institutions. Third, given the nature of our loan portfolio, the impact to our net interest income is far more linear across various rate increase or decrease scenarios than would be true for a financial institution with significant rate sensitive prepayment risk from the exposure to mortgages. This can be seen, for example, by the near symmetry of our earnings impacts for up and down 100 basis point rate shocks. Because of this symmetry, showing rate shocks of different magnitudes would not provide new information about our interest rate sensitivity.

Despite the significant rise in the Federal Reserve’s target rates during the year ended December 31, 2022, the use of a 100 basis point increase or decrease in our forward-looking sensitivity analysis as of that date was consistent with our expectations at that time about potential movements in rates over the following 12 months. Accordingly, we believe it was appropriate to present our sensitivity analysis as of December 31, 2022 using a 100 basis point increase or decrease.

* * * *
If you have any questions or require any further information, please feel free to contact me at (224) 405-3601 or Shifra Kolsky, Senior Vice President, Controller and Chief Accounting Officer, at (224) 405-3055.

Sincerely,

/s// John T. Greene
John T. Greene
Executive Vice President and
Chief Financial Officer

cc:    Mr. David Berrey, Deloitte & Touche LLP